1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
William Tuttle william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

November 21, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Dominic Minore

Re:	Fifth Street Finance Corp.
Registration Statement on Form N-2
File No. 333-214129

Ladies and Gentlemen:

Fifth Street Finance Corp., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form N-2 (Registration No. 333-214129) (the “Registration Statement”). On behalf of the Company, we hereby respond to the comments of the staff (the “Staff”) of the Commission in a letter dated November 15, 2016 from Dominic Minore of the Staff to William Tuttle of Dechert LLP, outside counsel to the Company, relating to the Registration Statement. For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. We will also provide courtesy copies of Amendment No. 1, as filed and marked with the changes from the initial filing of the Registration Statement. Except as provided in this letter, terms used in this letter have the meanings given to them in Amendment No. 1.

Prospectus

Prospectus Summary (page 1)

1.	Please present the information appearing in this section, and elsewhere throughout the prospectus, in non-italic type.

Response:

As requested, the Company has revised the disclosure in Amendment No. 1 to eliminate italicized text where possible.

Dominic Minore November 21, 2016 Page 2

Fifth Street Finance Corp. (page 2)

2.	Please revise the disclosure appearing in the third paragraph to clarify that below investment grade securities are often referred to as “high yield” and “junk.”

Response:

As requested, the Company has revised the disclosure throughout Amendment No. 1 to state that below investment grade securities are often referred to as “high yield” and “junk”.

Recent Developments (Page 6) and Legal Proceedings (Page 111)

3.	Please confirm whether the disclosure is current through the most recent date practicable.

Response:

The Company hereby confirms that the disclosure in Amendment No. 1 is current through the most recent date practicable.

Investment Advisory Fees (page 7)

4.	The disclosure states that the incentive fee payable in respect of the Company’s Pre-Incentive Fee Net Investment Income is subject to a “catch-up” feature. Briefly expand the disclosure to highlight the goal of the “catch-up” feature.

Response:

As requested, the Company has expanded the disclosure on page 7 of Amendment No. 1 to highlight the goal of the “catch-up” feature.

Fees and Expenses (page 12)

5.	We note the absence of the “Acquired Fund Fees & Expenses” line item from the Company’s fee table. See Instruction 10 to Item 3 of Form N-2. Please confirm to us in your response letter that the Company does not in the upcoming year intend to make investments in an “Acquired Fund,” as the term is defined in Instruction 10.a. to Item 3.1. of Form N-2, at a level that triggers the need for the additional line item of Acquired Fund Fees & Expenses. If no such additional line item is required, please indicate in your response letter that any applicable Acquired Fund Fees & Expenses is nonetheless included in “Other Expenses” or that the Company does not intend to invest in an Acquired Fund.

Dominic Minore November 21, 2016 Page 3

Response:

As requested, the Company hereby confirms that it does not in the upcoming year intend to make investments in any “Acquired Fund” at a level that triggers the need for disclosure of an Acquired Fund Fees & Expenses line item in the fee table. Any applicable Acquired Fund Fees and Expenses are nonetheless included in the “Other Expenses” line item.

6.	We note the disclosure contained in footnote (6) pertaining to the incentive fee and the corresponding expanded presentation included under the heading “Incentive Fee” beginning on page 147. The examples appearing on pages 148 & 149 relate to the calculation of the incentive fee on Pre-Incentive Fee Net Investment Income, as well as the interplay of the quarterly “preferred return” or “hurdle” and the “catch-up” features. Based on these disclosures, it does not appear that there is an accumulation from quarter to quarter of amounts on either the hurdle rate or the parameters set by the “catch-up” mechanism. Nor does it appear that there is any clawback of amounts previously paid to the investment adviser if subsequent quarters are below the quarterly hurdle or the “catch-up” parameters, or any delay of payment to the investment adviser if prior quarters are below the quarterly hurdle or “catch-up.” Accordingly, please expand the disclosure contained in footnote (6), and elsewhere throughout the prospectus, to reflect these observations, if true. Furthermore, assuming that there is, in fact, no accumulation of amounts on either the hurdle rate or the “catch-up” parameters from quarter to quarter, it would appear that current presentation of these amounts on an “annualized” basis is inappropriate and should, therefore, be deleted.

Response:

As requested, the Company has modified the disclosures in Amendment No. 1 to note that there is no accumulation from quarter to quarter of amounts on either the hurdle rate or the parameters set up by the “catch-up” mechanism and that there is no clawback of any amounts previously paid to the investment adviser.  The Company respectfully submits that disclosure of the annualized hurdle amount is useful to investors because it allows for ease of comparison between the fee structures of other business development companies, the vast majority of which present annualized hurdle amounts.

7.	Please expand the text accompanying footnote (9) to clarify that all fees and expenses of the Company’s consolidated subsidiaries are included in the “Total annual expenses” line item presentation.

Response:

As requested, the Company has expanded the text accompanying footnote (9) to the Fees and Expenses table to clarify that all fees and expenses of the Company’s consolidated subsidiaries are included in the “Total annual expenses” line item.

Dominic Minore November 21, 2016 Page 4

8.	In the June 30, 2016 10-Q, in the Notes to the Financial Statements, the Company disclosed that a provision for losses of $19.2 related to the lawsuits has been recorded, offset by the accrual of expected insurance recoveries of $19.1 million in the accompanying consolidated financial statements as of June 30, 2016. Please explain what the anticipated impact is on the incentive fee calculations for the recoveries and related expenses due to the shareholder lawsuits.

Response:

The Company respectfully submits that the expenses of the lawsuits decreased Pre-Incentive Fee Net Investment Income during the periods in which those expenses were incurred, thereby reducing the amount of the incentive fee paid or payable to the investment adviser. As a result, the receipt of any insurance recoveries will be included in Pre-Incentive Fee Net Investment Income and therefore the investment adviser will be entitled to receive an income-based incentive fee on such amounts.

Example (page 14)

9.	Please include an example assuming a 5% annual return resulting entirely from net realized capital gains.

Response:

As requested, the Company has included on page 14 of Amendment No. 1 an example assuming a 5% annual return resulting entirely from net realized capital gains.

Risk Factors (page 18)

10.	Expand the disclosure contained in the first paragraph to make clear that this section also describes the special risks of investing in a business development company, including the risks associated with investing in a portfolio of small and developing or financially troubled businesses. See Item 8.6.e. of Form N-2. In this regard, add any additional risk factors as appropriate.

Response:

As requested, the Company has expanded the disclosure in the first paragraph on page 18 of Amendment No. 1 to make clear that the section describes the special risks of investing in a business development company.  The Company respectfully submits that the existing risk factors cover all such material risks.

11.	In your response letter, confirm that Company will not engage in reverse repurchase agreements. In the alternative, provide a description of reverse repurchase agreements, noting that they represent borrowing by the Company and, if true, that they are subject to the Company’s overall limitation on borrowing. Also highlight the risks pertaining to reverse repurchase agreements.

Dominic Minore November 21, 2016 Page 5

Response:

The Company hereby confirms that it currently does not, and does not expect to, engage in reverse repurchase agreements.

12.	To the extent that the Company may materially invest in derivatives, please refer to the disclosure considerations set forth in the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response:

The Company respectfully submits that it does not intend to materially invest in derivatives.  To the extent it does so in the future, the Company will refer to the disclosure considerations set forth in the July 30, 2010 letter.

Illustration (page 22)

13.	Please reconfigure the presentation of the information shown in the illustration to conform to the format prescribed by Item 8.3.b.(3) of Form N-2.

Response:

As requested, the Company has modified the presentation of the information shown in the illustration on page 22 of Amendment No. 1 to conform to the formal prescribed by Item 8.3(b)(3) of Form N-2.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the Notes. (page 43)

14.	The disclosure states that the ING facility, the Sumitomo facility and the Notes have, and any future credit facilities will likely have, customary cross-default provisions, and that if the indebtedness thereunder or under any future credit facility is accelerated, the Company may be unable to repay or finance the amounts due. Please expand the disclosure to highlight, in plain English, the consequent effect on the holders of debt securities issued by the Company where cross-default provisions are triggered and subsequently enforced by the Company’s creditors.

Response:

As requested, the Company has expanded the disclosure on page 44 of Amendment No. 1 to highlight in plain English the consequent effect on the holders of debt securities issued by the Company where cross-default provisions are triggered and subsequently enforced by the Company’s creditors.

Dominic Minore November 21, 2016 Page 6

Price Range of Common Stock and Distributions (page 48)

15.	The disclosure states that since the Company’s initial public offering in June 2008, shares of common stock of the Company have at times traded at prices significantly less than net asset value. It also appears from the price range information included on page 48, as well as the recent price information disclosed on the prospectus outside front cover, that shares of the Company’s common stock typically have traded at a discount to its per share NAV over the past two fiscal years. If the Company intends to sell shares of its common stock a price below per share NAV then, in most instances, it must receive shareholder approval prior to doing so. Please expand the disclosure to indicate the Company’s plans to seek this authority from the holders of its common shares. The disclosure should also clarify that any sales of shares of the Company’s common stock at below its NAV per share requiring shareholder approval must occur, if at all, within one year after receiving such shareholder approval.

Response:

The Company respectfully submits that it does not currently intend to seek authority from its common stockholders to issues shares of common stock at a price per share below NAV.  However, the Company has expanded the disclosure in Amendment No. 1 to state that any sale or other issuance of the Company’s common stock at a price below the then-current net asset value per share requiring stockholder approval must occur within the 12 months following such stockholder approval.

Business – General (page 101)

16.	The disclosure states that, at June 30, 2016, the Company’s portfolio included 17 investments in private equity funds which represented less than 1% of the fair value of the Company’s assets. Please expand the disclosure to state that the Company will limit its investments in entities that are excluded from the definition of “investment company” under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act of 1940 (typically private equity funds and hedge funds) to no more than 15% of its net assets.

Response:

The Company respectfully submits that it is not aware of any formal rule or other written SEC guidance that limits the Company’s investments in entities that are excluded from the definition of “investment company” under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act to 15% of its net assets although the Company is subject to the requirements of Section 55 of the 1940 Act.  Notwithstanding the foregoing, however, the Company confirms that it has no current intention of investing more than 15% of its net assets in entities (excluding Senior Loan Fund JV I, LLC) that are excluded from the definition of “investment company” under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

Dominic Minore November 21, 2016 Page 7

Indemnification (page 151)

17.	On page F-87 of the N-2 and in the June 30, 2016 10-Q, the notes to the financial statements state the following: “The investment advisory agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of their respective duties or by reason of the reckless disregard of their respective duties and obligations, the Investment Adviser and its officers, managers, partners, members (and their members, including the owners of their members), agents, employees, controlling persons and any other person or entity affiliated with it, are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of the Investment Adviser's services under the investment advisory agreement or otherwise as the Investment Adviser. In this regard, FSAM has indicated that it intends to seek indemnification under the investment advisory agreement with respect to any losses and expenses it may incur in connection with active lawsuits (see Note 16). To date, no amounts have been recorded in the consolidated financial statements related to these potential claims.” Please include disclosure of a range of reasonably possible losses for the litigation matters.

Response:

The Company respectfully submits that it is currently unable to estimate the reasonably possible losses for the litigation matters. Once the Company is able to make such an estimate, appropriate information will be included in the Company’s filings under the Exchange Act and in any prospectus supplement used in connection with an offering of the securities registered under the Registration Statement. Until such time, the Company undertakes to clarify in future financial statements that the amount cannot be estimated.

Description of Our Debt Securities (page 163)

18.	In your response letter, please describe the types of debt that the Company contemplates offering through this registration statement. Additionally, undertake to advise us in advance of any proposed debt offering pursuant to this registration statement and to provide for staff review the preliminary prospectus supplement relating to any debt offering by the Company.

Further undertake to clear all staff comments prior to the commencement of any such debt offering whenever the preliminary prospectus supplement materially differs from the form of prospectus supplement filed with, or incorporated by reference into, this registration statement at the time of effectiveness.

Dominic Minore November 21, 2016 Page 8

Response:

The Company respectfully submits that it is not aware of any other registrant (whether a business development company or registered closed-end fund) that has undertaken to provide advance notification and submit a proposed preliminary prospectus supplement to further Staff review in connection with an offering of debt securities under an effective shelf registration statement.  As an initial matter, such advance notification and submission of a proposed preliminary prospectus supplement is inconsistent with the general principles of Rule 415, which are to permit timely access to the capital markets, and it would be impracticable for the Company to do so if it were to attempt to raise capital in a timely manner when market conditions permit.  Moreover, the Company believes that debt offerings do not raise other potential concerns than offerings of other types of securities, for which advance notification and submission of a proposed preliminary prospectus supplement has not been required.  However, the Company notes that, consistent with the practice of many other business development companies, the Company has filed forms of prospectus supplements for a number of offerings, including debt offerings, which forms have previously been subject to Staff review. The Company generally expects that any offering of debt securities would be comprised of unsecured notes issued in minimum denominations of either $2,000 and integral multiples of $1,000 in excess thereof (which notes would not be expected to be listed on a national securities exchange) or $25 (which notes would be expected to be listed on a national securities exchange).

19.	We note, from the disclosure appearing on pages 41 & 42, that the indenture does not contain any provisions that give a holder of debt securities issued thereunder any protection in the event the Company or its subsidiaries issue a large amount of debt or is acquired by another entity. Additionally, the disclosure indicates that the debt securities issued by the Company under the indenture, whether secured or unsecured, will rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities. It also appears that the Company’s creditors have secured a first priority security interest in all of the Company’s portfolio investments, the equity interests in certain of its direct and indirect subsidiaries and substantially all of its other assets.

Dominic Minore November 21, 2016 Page 9

Accordingly, please note that the prospectus supplement used with an offering of the Company’s debt securities should include the following disclosure, as applicable:

(1)    The outside front cover of the prospectus supplement should, disclose, if true, that as of the offering date of the debt securities being offered thereby, none of the Company's indebtedness is currently subordinated to the debt securities. Accompany that disclosure with a statement as to whether it is the current intention of the Company to issue indebtedness which expressly states that it is subordinated to the debt securities being offered.

(2)    The outside front cover of the prospectus supplement should disclose that the debt securities are “structurally subordinated” and are “effectively subordinated” to all existing and future indebtedness of the Company and other obligations of its subsidiaries, financing vehicles and similar facilities. The outside front cover of the prospectus supplement should also disclose the approximate total dollar amount, as of the debt securities offering date, of all liabilities and obligations to which the debt securities being offered are structurally subordinated and effectively subordinated. The prospectus supplement summary section should also explain, in plain English, the significance of the debt securities being structurally subordinated and effectively subordinated, specifically highlighting how such subordination affects the rights and priorities of the holders of the debt securities.

(3)    Refrain from using the word “senior” in the title of any debt securities issued by the Company, or when describing/identifying their ranking, if the debt securities are not contractually senior in right of repayment to the other outstanding obligations of the Company. Even where debt securities being offered by the Company are contractually senior in right of repayment to the other outstanding obligations of the Company, consider the appropriateness of referring to the debt securities as “senior” when they are also are structurally subordinated to the obligations of the Company’s subsidiaries, financing vehicles and similar facilities.

(4)    Disclose that the debt securities being offered will not be subject to any sinking fund and explain the significance thereof; for example, state that no amounts will be set aside for the express purpose of repayment of principal and any unpaid interest on the debt securities, and that repayment of the debt securities will depend upon the financial condition of the Company and its subsidiaries as they exist as of the maturity date of the debt securities.

Response:

As requested, the Company undertakes to include the requested disclosures in any prospectus supplement for an offering of the Company’s debt securities.

Dominic Minore November 21, 2016 Page 10

Plan of Distribution (page 193)

20.	Please confirm to the staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

Response:

The Company notes that it has received a conditional no objections letter from FINRA with respect to the base prospectus included in the Registration Statement.  The Company confirms that it will seek to ensure that the underwriters in any offering will obtain such additional FINRA approvals as are necessary in connection with any such offering.

21.	In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned “Additional Underwriter Compensation” a description of the terms of any agreement that the Company will have entered into with the underwriters or their affiliates in connection with any offering, and specify the nature of the services that the underwriters or their affiliates have provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

Response:

As requested, the Company undertakes to include in any prospectus supplement, as applicable, the terms of any agreement that the Company enters into in connection with the underwriters or their affiliates in connection with any offering and to specify the nature of the services that the underwriters or their affiliates have provided or will provide thereunder as well as information regarding whether any such fee is a one-time fee or payable annually.  The Company respectfully submits that many of these disclosures, including the sales load, will appear in a section entitled “Underwriting” and subsections thereof, including “Commissions and Discounts.”  The Company further undertakes to file any agreements entered into in connection with the underwriters or their affiliates in connection with any offering on a post-effective amendment to the Registration Statement.

Item 25 Financial Statements and Exhibits (page C-1)

Exhibit (l)

22.	We note from the Opinion and Consent of Dechert LLP that the terms of the actual offerings from this registration statement have not yet been authorized by the Company’s Board of Directors. Therefore, in your response letter, provide an undertaking on behalf of the Company to file, in a post-effective amendment with each takedown from this shelf registration statement, an unqualified legality opinion and related consent of counsel, and that the content of which will be consistent with the views set forth in Staff Legal Bulletin No. 19 (CF).

Dominic Minore November 21, 2016 Page 11

Response:

As requested, the Company undertakes in connection with each offering to file an unqualified legality opinion and related consent of counsel (which are consistent with the views set forth in Staff Legal Bulletin No. 19) in a post-effective amendment to the Registration Statement.

Exhibit (n)(2)

23.	In Exhibit (n)(2), the audit opinion is addressed to the Board of Directors. Please explain why the audit opinion is not also addressed to shareholders as well as the Board.

Response:

The Company respectfully submits that its independent registered public accounting firm views an audit opinion on the senior securities table to be analogous to an opinion on a financial statement schedule. As a result, the report is consistent with those issued for financial statement schedules, which are generally addressed solely to the Board of Directors. This analogy is informed by the February 14, 2001 Dear CFO letter issued by the Chief Accountant of the Division of Investment Management discussing a senior security table in much the same manner in which the Company’s independent registered public accounting firm thinks about financial statement schedules under Article 12.

Annual Report on Form 10-K for the fiscal year ended September 30, 2015

24.	On page 95, Consolidated Statements of Assets and Liabilities, please confirm whether there are any director fees payable at year end. If there are any such payables, in future filings, these should be disclosed separately on the balance sheet, in accordance with Regulation S-X, Article 6-04.12.

Response:

The Company hereby undertakes to disclose the amount of such payables, if any, separately on the balance sheet in future financial statements.

25.	On page 104, Consolidated Schedule of Investments, please confirm whether or not the warrants listed expire. If so, please include the expiration date in the description on the Consolidated Schedule of Investments in future filings.

Response:

The Company hereby undertakes to disclose in the Consolidated Schedule of Investments in future financial statements whether or not warrants expire.

26.	On page 111, Consolidated Schedule of Investments, we noted that footnote 12 indicates which investment is not a qualifying asset. In future filings, please also disclose the percentage of assets that are non-qualifying.

Dominic Minore November 21, 2016 Page 12

Response:

The Company hereby undertakes to disclose in the Consolidated Schedule of Investments in future financial statements the percentage of assets that are non-qualifying. Disclosure on the percentage of assets that are non-qualifying has also been added to page 130 of Amendment No. 1.

Closing

27.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that Amendment No. 1 is complete.

28.	Response to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response:

The Company acknowledges the Staff’s comment.

29.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response:

The Company respectfully submits that it has not submitted, and does not expect to submit, an exemptive application or no-action request in connection with the Registration Statement.

30.	You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

Response:

The Company acknowledges the Staff’s comment.

31.	In closing, we remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Dominic Minore November 21, 2016 Page 13

Response:

The Company acknowledges the Staff’s comment.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	Todd G. Owens, Fifth Street Finance Corp.
Steven Noreika, Fifth Street Finance Corp.
Kerry Acocella, Fifth Street Finance Corp.